Dust Moto



LETTER ⌄

Dear investors,

We want to start by saying thank you. Your continued belief and community spirit have given us the "air cover" to build Dust Moto the right way, and we are finally entering the home stretch together.

We are now a couple of months out from starting Hightail production. We promised not to compromise on the vision. We've spent time navigating unforeseen supply chain hurdles (including supply and pricing due to tariff confusion), and ensuring our engineering validation meets the quality customers want.

Today, the narrative has changed: We are no longer asking "Can we build it?" We are focused on building at scale.

We need your help!

The key thing Dust investors can do to help is to spread the word. To advocate for the brand. To recommend Dust to family, friends, and via social to other potential customers. Also to plug into all our social channels:

Instagram https://www.instagram.com/dust.moto,
YouTube https://www.youtube.com/@DustMoto,
Facebook https://www.facebook.com/profile.php?id=100093668841804,
LinkedIn https://www.linkedin.com/company/dust-moto,
Newsletter https://blog.dustmoto.com

Sincerely,

Colin Godby
CEO

Neil Tierney
COO

How did we do this year?

REPORT CARD

A-

☺ **The Good**

Validation: We pushed The Hightail daily to hit every edge case, ensuring the chassis and drivetrain are ready for years of abuse.

Community: The continued belief and community spirit from our backers have given us the "air cover" to build Dust Moto the right way.

Delivery: We are now just a few months out from starting Hightail production.

☹ The Bad

Suppliers: Spending time navigating unforeseen supply chain hurdles including supply and pricing due to tariff confusion.

Venture capital: Accessing larger institutional investors has been tricky because AI is dominating available capital.

1 and 2 were our main issues.

2025 At a Glance

January 1 to December 31



$280,023 [56%]
Revenue



-$2,079,013
Net Loss



$520,908 +73X
Short Term Debt



$600,359
Raised in 2025



$45,905
Cash on Hand
As of 03/16/26

INCOME BALANCE NARRATIVE



● Revenues ● Profit

$632,584

-$448,777

$280,023

-$2,079,013

2024

2025

Net Margin: -742% Gross Margin: 96% Return on Assets: -325% Earnings per Share: -$2.08

Revenue per Employee: $70,006 Cash to Assets: 7% Revenue to Receivables: ~ Debt Ratio: 97%

📄 Dust_Motorcycles__Inc._GAAP_Financial_Report_2024_-_2025.pdf

📄 Dust_Moto_-_2025_Financial_Reporting_Package.pdf

We  Our 111 Investors

Thank You For Believing In Us

Roderick Herron	Jasiel Moreno	Dwayne Knudson	Paul King	Jaime Matus	Joe Sherrick
Daniel Montes	Chris O'Brien	Matthew McKnight-Moses	Chris Butterfield	Austin Anderson	Greg Umscheid
Bob Carroll	David Edwards	Robert Velasquez	Poullet Vincent	Stavros P.	Finula McCaul
Jasper Yu	Eric Tidd	Philip Glazatov	Joe Ford	Jaylon Gordon	Evan Caivano
Stanley Bragg	Paul Webster	Walter Smith	Jonathan Hermes	Keith Traub	Robert Piper
Jarett Volkoff	Willem Vonk	Bartosz Matysiak	Keith Whitcomb	Michael Cheich	Romain JACQUES
Samuel T. Garrison	Kevin Christian	Ben Schmidt	Michael Monroe	Brent Heimlich	William R Thornhill
Christopher Eadicicco	Gary Adams	Doug Gallagher	Sean Brandel	José Pablo Mujica	Sean Davis
L Honney	Mr H. Johnson	John Scott Adams	Phillip J Siri	Pete Kelly	Stuart Seheult
Ken Carson	S McCallum	Chris Crecelius	Joel Pena	Scott Fish	Joseph Van Roekel
Bronwyn L. Dorhofer	Diana Dorhofer	Michael Hippenhammer	Michael Aulisio	Dale Gardner	Henry Diaz
Cynthia Godby	Cyrus A Mansoory	Dean Banks	Shan Spearing	Karen Bunker	Scott Johnson
Tim L	Diego Rodriguez	Justin Steinhardt	John Auckland	Derek Seaman	Philip Harrison
Mike STAHL	Christopher Godby	John And Tracey Scherry	Justin Krabben	Terry Amundson	Camron Robertson
Matthew L Jones	Steven Godman	Laura Zam	Cameron Martino	Colin Godby	Alex Hanby
Cooper Stuchbery	Ryan Parker	Jason Bolt	Daniel Herbert	Kimo Callizo	Lisa Bast
Connor McCurley	Brady Dall	Mitch Ropelato	Timothy Hughes	Vidal Febles	James Napper Tandy
Rulon Johnson	Franz Coreth	Michael Kimpel	Moises De La Renta	Mounce D Smith	Eric Peterson

Thank You!

From the Dust Moto Team



Colin Godby

CEO

20 years in new product development at big consumer tech brands including 10 years in electric vehicles. Track record of delivery at UBCO, Glowforge, Sphero, Disney, Skullcandy



Jarett Volkoff

Head of Design

10 years crafting new products, brands & stories in housewares, outdoors, consumer electronics and EV. Track record of delivery at UBCO, Hydro Flask, Belkin and Specialized

and MillenWorks.

UBCO, Hydro Flask, Belkin and Specialized.



Neil Tierney

COO

20 years building new companies and brands including a top 10 Nasdaq listed global agency. Track record of delivery at PURE, UBCO, ICF Next, Allbirds, ONZO and Audi. With 3 exits.

Details

The Board of Directors

Director	Occupation	Joined
Colin Godby	CEO @ Dust Motorcycles, Inc.	2023
Neil Tierney	COO @ Self	2023
Tyler Sjoberg	Director @ RJS Electric Inc	2025

Officers

Officer	Title	Joined
Colin Godby	CEO	2023

Voting Power ❓

Holder	Securities Held	Voting Power

| Colin Godby | 4,950,000 Common stock | 33.3% |

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2023	$50,000	Common Stock	Section 4(a)(2)
08/2023	$345,000	Safe	Section 4(a)(2)
08/2024	$295,000	Safe	Section 4(a)(2)
10/2024	$150,000	Safe	Section 4(a)(2)
10/2024	$60,000	Safe	Section 4(a)(2)
11/2024	$150,000	Safe	Section 4(a)(2)
01/2025	$400,000	Safe	Section 4(a)(2)
03/2025	$200,359		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed 1 Preferred Stock	2,779,422	0	No
Series Seed 2 Preferred Stock	3,181,186	0	No
Series Seed 3 Preferred Stock	151,992	0	No
Series Seed Preferred Stock	1,611.259	0	No

Warrants: 0
Options: 0

Form C Risks:

While we have taken steps to protect our intellectual property through trademarks and trade secrets, we currently do not hold any patents for our electric dirt bike designs or battery technology. Competitors or new market entrants may develop similar products, which could diminish our competitive advantage and potentially lead to reduced market share. Inability to enforce our intellectual property rights could negatively impact our business and financial performance.

The electric bike market is evolving rapidly, with both large, well-capitalized manufacturers and smaller start-ups entering the space. Competitors may have more resources, better distribution channels, or more recognizable brands, which could affect our ability to attract customers and maintain pricing power. If we are unable to effectively compete on factors such as performance, pricing, and brand recognition, it could limit our ability to grow and could negatively impact our revenue and profitability.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Securing working capital to manufacture a relatively complex vehicle can be tricky, as inventory, lead times and macro economic trends can affect sell-through and cash conversion.

The Dust design is dependent on technologies sourced from a global supply chain. We may encounter challenges to secure adequate supply from our preferred vendors, or have to manage quality deviations over time.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor  ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or

to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Dust Motorcycles, Inc.

Delaware Corporation
Organized May 2023
4 employees
63203 Service Rd
Suite 110
Bend OR 97703 https://www.dustmoto.com/

Business Description

Refer to the Dust Moto profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Dust Moto is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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